UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation or organization)

None
(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes _______ No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.333-13456) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: May 24, 2002

By: ______________________

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

MATERIAL CHANGE REPORT

ITEM 1: REPORTING ISSUER

Enbridge Inc.

ITEM 2 : DATE OF MATERIAL CHANGE

May 17, 2002

ITEM 3: PRESS RELEASE

A press release was issued on May 17, 2002 by Enbridge Inc. in Calgary, Alberta.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On May 17, 2002, Enbridge Inc. ("**Enbridge**") of Calgary, Alberta, and Enbridge Energy Company, Inc., General Partner of Enbridge Energy Partners, L.P., (the "**Partnership**") of Houston, Texas, announced that they had reached an agreement (the "**Transfer Agreement**") to transfer natural gas gathering, processing and transportation facilities to the Partnership for US $929 million.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

General:

On May 17, 2002, Enbridge of Calgary, Alberta and the Partnership of Houston, Texas announced that they had reached an agreement to transfer natural gas gathering, processing and transportation facilities to the Partnership for US $929 million. The transfer includes the Midcoast Northeast Texas (formerly Sulphur River) and South Texas (formerly Transco) systems, which provide natural gas gathering, processing, transmission and marketing services, primarily to the U.S. Mid-continent and Gulf Coast regions. The transfer is subject to financing by the Partnership and other customary closing conditions.

The three systems being transferred together provide a significant base in some of the highest gas production and consumption areas in the United States. The Midcoast system consists of 4,100 miles of gas gathering and transmission pipelines with aggregate throughput capacity of 4.0 billion cubic feet per day as well as treating and processing assets in the Mid-continent and Gulf Coast regions. The Northeast Texas system includes 1,100 miles of natural gas gathering pipelines with a throughput capacity of 400 million cubic feet per day (MMcf/d), along with five treating plants and three processing plants. The South Texas system includes 175 miles of natural gas gathering pipelines with a throughput capacity of 100 MMcf/d and one treating plant. Additionally, the South Texas system interconnects with 500 miles of natural gas transmission pipelines, which the Partnership will have the right to acquire subject to, among other things, payment by the Partnership to the original seller of the US$41 million purchase price and regulatory approvals.

Enbridge expects that the transfer will be accretive to earnings by approximately $0.05-$0.10 per share annually beginning in 2003. This improvement is anticipated to arise from higher equity income from Enbridge's current 12.9% partnership ownership interest, incremental incentive earnings, and reduced financing costs. Assuming the transfer conditions are met, Enbridge expects that continued debt retirements using the transfer proceeds will reduce Enbridge's debt leverage to approximately 62%, which is consistent with its target objective of 60-65% debt leverage by year-end.

ITEM 6: RELIANCE ON SUBSECTION 118(2) OF THE ALBERTA SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

For further information, please contact Al Monaco, Vice President, Financial Services of Enbridge at (403) 231-3900.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Calgary, in the Province of Alberta this 24th day of May, 2002.

ENBRIDGE INC.

Per:

"Blaine G. Melnyk"

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel